

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 16, 2023

Stephen Altemus
Chief Executive Officer
Intuitive Machines, Inc.
3700 Bay Area Blvd
Houston, TX 77058

> **Re: Intuitive Machines, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 5, 2023**
> **File No. 333-271014**

Dear Stephen Altemus:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed June 5, 2023

General

1. We note your response to comment 1 and reissue in part. Please disclose the potential profit the selling securityholders will earn based on the current trading price.

2. We note your disclosure that the total resale shares being offered for resale represent 16.8% of your current total outstanding Class A common stock. This appears to conflict with your disclosure related to the beneficial ownership of the Kingstown Funds. Please revise or advise.

   Please contact Patrick Fullem at (202) 551-8337 or Evan Ewing at (202) 551-5920 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Manufacturing

cc: Nick Dhesi